Exhibit 99.1

Puxin Limited Announces First Quarter 2021 Unaudited Financial Results

BEIJING, May 24, 2021 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operational Highlights

•	Net revenues were RMB686.8 million (US$104.8 million), a decrease of 8.6% from RMB751.3 million in the first quarter of 2020.

•	Operating income was RMB6.5 million (US$1.0 million), an increase of 78.9% from operating income of RMB3.7 million in the first quarter of 2020.

•	Net income attributable to Puxin Limited was RMB37.8 million (US$5.8 million), compared to net loss attributable to Puxin Limited of RMB43.5 million in the first quarter of 2020.

•	Adjusted net income attributable to Puxin Limited[1] was RMB9.6 million (US$1.5 million), a decrease of 62.1% from adjusted net income of RMB25.4 million in the first quarter of 2020.

•	Adjusted EBITDA[2] was RMB46.1 million (US$7.0 million), compared to RMB65.0 million in the first quarter of 2020.

•	Student enrollments decreased by 7.1% to 539,355 from 580,661[3] in the first quarter of 2020.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “During winter break in the first quarter of 2021, we had to once again close some of our learning centers and move the courses online, in line with local epidemic prevention measures in certain cities. To ensure the safety and health of every student and staff member, we have strengthened epidemic prevention health measures in our learning centers. Our topline has temporarily experienced some headwinds. Although net revenues have been slightly declined year-over-year, our K-12 business still grows at a steady rate and achieved an increase of 5.2%4 year-over-year. Puxin has implemented a blended learning model, providing students with both online and offline learning formats. Puxin has been investing in upgrading its data-based and systematic platform which seamlessly integrates offline and online K-12 tutoring services to ensure smooth delivery of courses. In the first quarter of 2021, the Company developed the business intelligence analysis platform, which integrates smart data statistics, data analysis, and data prediction. The various statistical analysis reports provide the basis for more efficient decision-making. At the same time, we have developed our proprietary ERP system based on our specific needs, which can better support our operations, improve our overall operational efficiency and enhance the accuracy and depth of data analysis. Moving forward in 2021, with the rebound of China’s economy and ease of epidemic risks with vaccine distribution, Puxin is confident to achieve a high-quality growth in the following quarters.”

[1]

Adjusted net income attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities and convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax expenses; adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax expenses, share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities and convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]	This number indicates the number of student enrollments excluding Puxin Online School in the first quarter of 2020.
[4]

This number represents the growth rate of net revenues of K-12 tutoring services in the first quarter of 2021 as compared to net revenues of K-12 tutoring services (excluding Puxin Online School) in the first quarter of 2020.

Mr. Peng Wang, Chief Financial Officer of Puxin, added, “In the first quarter of 2021, net revenues of K-12 tutoring services achieved RMB550.6 million, compared to RMB523.3 million5 for the same period last year. Puxin has continued to focus on developing K-12 tutoring services. We strengthened teacher training nationwide, and constantly increased R&D investments in enriching the content of products to arouse students’ interest in learning. These strategies effectively improved teaching quality and increased customer satisfaction and customer stickiness. The K-12 group class student retention rate6 rose to 80.6%. With the implementation of cost reduction and efficiency measures, operating expenses have decreased by 15.0% compared with the same period last year. The bottom line has been significantly improved on a year-over-year basis. Net income attributable to Puxin was RMB37.8 million in the first quarter of 2021, compared to a loss of RMB43.5 million for the same period in 2020. Looking forward, as student retention increases and our PBS system is strengthened, we are confident in improving our profitability in a long run.”

[5]	This number has excluded the net revenues of Puxin Online School in the first quarter of 2020.
[6]

This term refers to the number of students who continue to enroll in K-12 tutoring group class courses (excluding promotional programs) at our learning centers after completing a K-12 tutoring group class course in a particular period as a percentage of the total number of students who complete K-12 tutoring group class courses during the same period.

Financial Results for the First Quarter of 2021

Net Revenues

Net revenues decreased by 8.6% to RMB686.8 million (US$104.8 million) from RMB751.3 million in the first quarter of 2020. This decrease was primarily due to a decrease in student enrollments from 580,661 in the first quarter of 2020 to 539,355 in the same period of 2021.

Net revenues of K-12 tutoring services were RMB550.6 million (US$84.0 million), an increase of 5.2% from net revenues of K-12 tutoring services (excluding Puxin Online School) of RMB523.3 million in the first quarter of 2020. This increase was primarily driven by our improved teaching service quality and enriching content of products.

Cost of Revenues

Cost of revenues decreased by 3.8% to RMB385.0 million (US$58.8 million) from RMB400.3 million in the first quarter of 2020, primarily due to decreases in teaching staff’s compensation and lease cost for classrooms. Cost of revenues, excluding share-based compensation expenses, decreased by 3.8% to RMB384.5 million (US$58.7 million) from RMB399.6 million in the first quarter of 2020.

Gross Profit and Gross Margin

Gross profit was RMB301.8 million (US$46.1 million), a decrease of 14.0% from RMB351.1 million in the first quarter of 2020. Gross margin was 43.9%, compared to 46.7% for the same period in 2020.

Operating Expenses

Total operating expenses decreased by 15.0% to RMB295.2 million (US$45.1 million) from RMB347.4 million in the first quarter of 2020.

Selling expenses decreased by 19.5% to RMB185.6 million (US$28.3 million) from RMB230.5 million in the first quarter of 2020. Selling and marketing expenses, excluding share-based compensation expenses, decreased by 19.3% to RMB182.9 million (US$27.9 million) from RMB226.5 million in the first quarter of 2020. The decreases were primarily due to decreases in marketing expense and marketing staff compensation.

General and administrative expenses decreased by 6.3% to RMB109.6 million (US$16.7 million) from RMB116.9 million during the same period of 2020. General and administrative expenses, excluding share-based compensation expenses, decreased by 5.2% to RMB107.3 million (US$16.4 million) from RMB113.1 million in the first quarter of 2020. The decreases were primarily due to decreases in staff compensation.

Total share-based compensation expenses decreased by 34.5% to RMB5.5 million (US$0.8 million) from RMB8.4 million in the first quarter of 2020. The decrease was primarily due to a decrease in the number of options vested in the first quarter of 2021 compared to the same period of 2020.

Operating Income and Operating Margin

Operating income was RMB6.5 million (US$1.0 million), an increase of 78.9% from operating income of RMB3.7 million in the first quarter of 2020. Operating margin was 1.0% in the first quarter of 2021, compared to 0.5% for the same period in 2020.

Adjusted operating income7 was RMB12.1 million (US$1.8 million), a decrease of 0.2% from RMB12.1 million in the first quarter of 2020.

Adjusted operating margin8 was 1.8%, compared to 1.6% in the same period of the prior year.

Net Income (Loss)

Net income attributable to Puxin Limited was RMB37.8 million (US$5.8 million), compared to net loss of RMB43.5 million during the first quarter of 2020. Basic and diluted net income per ADS attributable to Puxin Limited were RMB0.44 (US$0.06) and RMB0.06 (US$0.01), compared to basic and diluted net loss per ADS attributable to Puxin Limited of RMB0.50 during the same period of 2020.

Adjusted net income attributable to Puxin Limited was RMB9.6 million (US$1.5 million), a decrease of 62.1% from RMB25.4 million during the first quarter of 2020. Adjusted basic and diluted net income per ADS attributable to Puxin Limited9 were RMB0.11 (US$0.02) and RMB0.11 (US$0.02), compared to RMB0.29 and RMB0.29 during the same period of 2020.

EBITDA

EBITDA was RMB74.2 million (US$11.3 million), compared to RMB (3.9) million in the first quarter of 2020.

EBITDA margin10 was 10.8% in the first quarter of 2021, compared to (0.5)% in the same period in 2020.

Adjusted EBITDA was RMB46.1 million (US$7.0 million), compared to RMB65.0 million in the first quarter of 2020.

Adjusted EBITDA margin11 was 6.7%, compared to 8.6% in the same period in 2020.

Cash and Current Bank Balances

As of March 31, 2021, the Company had total cash and cash equivalents and the current portion of restricted cash of RMB795.7 million (US$121.4 million), compared to RMB563.0 million as of December 31, 2020. The current portion of restricted cash consisted primarily of deposits with Chinese commercial banks as collateral for our bank borrowings within one-year term.

[7]

Adjusted operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[8]

Adjusted operating margin is a non-GAAP financial measure, which is defined as adjusted operating income divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[9]

Adjusted basic and diluted net income per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities and convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[10]

EBITDA margin is a non-GAAP financial measure, which is defined as EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[11]

Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Business Outlook

For the second quarter of 2021, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB661.2 million and RMB691.3 million, which represents an increase of 10% to 15% year-over-year. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on May 24, 2021, at 7:00 AM U.S. Eastern Time (or 7:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through May 31, 2021 by dialing the following numbers:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	10156728

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB 6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on Mar 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on Mar 31, 2021, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted net income attributable to Puxin Limited, EBITDA, adjusted EBITDA, adjusted operating income, adjusted operating margin, adjusted basic and diluted net income per ADS attributable to Puxin Limited, EBITDA margin, adjusted EBITDA margin, as supplemental measures to review and assess the Company’s operating performance. Adjusted net income attributable to Puxin Limited is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities and convertible notes; EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax expenses; adjusted EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax expenses, share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities and convertible notes; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted operating margin is defined as adjusted operating income divided by net revenues; adjusted basic and diluted net income per ADS attributable to Puxin Limited are defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses and gain (loss) on changes in fair value of derivative liabilities and convertible notes; EBITDA margin is defined as EBITDA divided by net revenues; and adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenues.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW, “Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Institutional Capital Advisory (ICA)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	48,497	279,088	42,597
Restricted cash, current portion	514,496	516,609	78,850
Inventories	15,210	14,411	2,200
Prepaid expenses and other current assets	141,894	112,586	17,184
Loan receivables	222,895	172,240	26,289

Total current assets	942,992	1,094,934	167,120

Non-current assets
Restricted cash, non-current portion	25,814	21,452	3,274
Operating lease right-of-use assets	940,568	981,798	149,852
Property, plant and equipment, net	265,029	252,717	38,572
Intangible assets	225,170	219,815	33,550
Goodwill	2,083,151	2,083,151	317,951
Deferred tax assets	3,522	3,457	528
Rental deposits	71,948	71,016	10,839
Long-term investments	—	6,000	916
Other non-current assets	59,400	59,400	9,066

TOTAL ASSETS	4,617,594	4,793,740	731,668

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB743,499 and RMB575,496 of December 31, 2020 and March 31, 2021, respectively)	784,894	596,537	91,049
Income taxes payable of the consolidated VIE without recourse to the Group	32,445	28,740	4,387
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB1,013,606 and RMB927,074 as of December 31, 2020 and March 31, 2021, respectively)	1,023,037	927,074	141,499
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB251,572 and RMB260,713 as of December 31, 2020 and March 31, 2021, respectively)	254,002	262,348	40,042
Bank borrowings of the consolidated VIE without recourse to the Group	585,000	593,300	90,555
Loans payable to third parties, current portion (including loans payable to third parties, current portion of the consolidated VIE without recourse to the Group of RMB136,600 and RMB138,700 as of December 31, 2020 and March 31, 2021, respectively)	301,850	254,218	38,801
Promissory note	163,125	163,795	25,000

Total current liabilities	3,144,353	2,826,012	431,333

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	81,805	51,601	7,876
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,674	70,222	10,718
Franchise deposits of the consolidated VIE without recourse to the Group	2,549	2,549	389
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group of RMB594,624 and RMB637,992 as of December 31, 2020 and March 31, 2021, respectively)	605,827	649,399	99,118
Loans payable to third parties, non-current portion	121,870	121,193	18,498
Amounts due to related parties	170,393	60,491	9,233
Convertible notes	—	549,041	83,800

TOTAL LIABILITIES	4,198,471	4,330,508	660,965

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,653,468 and 188,653,468 shares issued and 174,453,992 and 174,926,784 shares outstanding as of December 31, 2020 and March 31, 2021, respectively)	62	62	9
Additional paid-in capital	2,396,406	2,402,177	366,644
Statutory reserve	11,444	11,444	1,747
Accumulated other comprehensive income	43,711	44,577	6,804
Accumulated deficit	(2,026,891)	(1,989,092)	(303,595)

Total Puxin Limited shareholders’ equity	424,732	469,168	71,609
Non-controlling interest	(5,609)	(5,936)	(906)

TOTAL SHAREHOLDERS’ EQUITY	419,123	463,232	70,703

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,617,594	4,793,740	731,668

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	751,345	686,757	104,820
Cost of revenues (including share-based compensation expenses of RMB681 and RMB443 for the three months ended March 31, 2020 and 2021, respectively)	(400,278)	(384,992)	(58,761)

Gross profit	351,067	301,765	46,059

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB3,989 and RMB2,786 for the three months ended March 31, 2020 and 2021, respectively)	(230,497)	(185,643)	(28,335)
General and administrative expenses (including share-based compensation expenses of RMB3,775 and RMB2,306 for the three months ended March 31, 2020 and 2021, respectively)	(116,918)	(109,590)	(16,728)

Total operating expenses	(347,415)	(295,233)	(45,063)

Operating income	3,652	6,532	996

Interest expense	(20,853)	(20,704)	(3,160)
Interest income	11,956	9,529	1,454
Foreign exchange income (loss)	142	(8,865)	(1,353)
(Loss) gain on changes in fair value of derivative liabilities and convertible notes	(60,435)	33,705	5,144
Other income, net	21,848	17,659	2,695

(Loss) income before income taxes	(43,690)	37,856	5,776
Income tax expenses	(693)	(384)	(59)

Net (loss) income	(44,383)	37,472	5,717
Less: Net loss attributable to non-controlling interest	(920)	(327)	(50)

Net (loss) income attributable to Puxin Limited	(43,463)	37,799	5,767

Net (loss) income per share attributable to Puxin Limited
-Basic	(0.25)	0.22	0.03

Net (loss) income per share attributable to Puxin Limited
-Diluted	(0.25)	0.03	0.00

Net (loss) income per ADS attributable to Puxin Limited
-Basic	(0.50)	0.44	0.06

Net (loss) income per ADS attributable to Puxin Limited
-Diluted	(0.50)	0.06	0.01

Weighted average shares used in calculating basic net (loss) income per share	174,056,517	174,469,883	174,469,883

Weighted average shares used in calculating diluted net (loss) income per share	174,056,517	184,218,083	184,218,083

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net (loss) income	(44,383)	37,472	5,717

Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	2,406	866	132

Total comprehensive (loss) income	(41,977)	38,338	5,849

Less: comprehensive loss attributable to non-controlling interest	(920)	(327)	(50)

Total comprehensive (loss) income attributable to Puxin Limited	(41,057)	38,665	5,899

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Operating income	3,652	6,532	996
Add: Share-based compensation expenses	8,445	5,535	845

Adjusted operating income	12,097	12,067	1,841

Adjusted operating margin	1.6%	1.8%	1.8%

Net (loss) income attributable to Puxin Limited	(43,463)	37,799	5,767
Add: Share-based compensation expenses	8,445	5,535	845
Loss (gain) on changes in fair value of derivative liabilities and convertible notes	60,435	(33,705)	(5,144)

Adjusted net income attributable to Puxin Limited	25,417	9,629	1,468

Net (loss) income	(44,383)	37,472	5,717
Add: Income tax expenses	693	384	59
Depreciation of property, plant and equipment	21,628	19,860	3,031
Amortization of intangible assets	9,262	5,355	817
Interest expense	20,853	20,704	3,160

Less: Interest income	11,956	9,529	1,454

EBITDA	(3,903)	74,246	11,330

EBITDA margin	(0.5%)	10.8%	10.8%

Add: Share-based compensation expenses	8,445	5,535	845

Loss (gain) on changes in fair value of derivative liabilities and convertible notes	60,435	(33,705)	(5,144)

Adjusted EBITDA	64,977	46,076	7,031

Adjusted EBITDA margin	8.6%	6.7%	6.7%

Net (loss) income per ADS attributable to Puxin Limited

- Basic	(0.50)	0.44	0.06

Net (loss) income per ADS attributable to Puxin Limited

- Diluted	(0.50)	0.06	0.01

Adjusted net income per ADS attributable to Puxin Limited
- Basic	0.29	0.11	0.02

Adjusted net income per ADS attributable to Puxin Limited
- Diluted	0.29	0.11	0.02

Weighted average shares used in calculating basic adjusted net income per share	174,056,517	174,469,883	174,469,883

Weighted average shares used in calculating diluted adjusted net income per share	178,101,179	177,831,972	177,831,972

Note: Each ADS represents two ordinary shares.